UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Inland Real Estate Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

457461200

(CUSIP Number)

DRA Growth and Income Fund VIII, LLC

c/o DRA Advisors LLC

220 East 42nd Street (27th Floor)

New York, NY 10017

Attention: Jean Marie Apruzzese

(212) 697-4740

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457461200	SCHEDULE 13D	Page 1 of 8

1	NAMES OF REPORTING PERSONS: DRA Growth and Income Fund VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,819,361*(See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,819,361*(See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,819,361*(See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions): OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 457461200	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS: DRA Growth and Income Fund VIII (A), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,819,361*(See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,819,361*(See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,819,361*(See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions): OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 457461200	SCHEDULE 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS: Manageco VIII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,819,361*(See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,819,361*(See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,819,361*(See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions): OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 457461200	SCHEDULE 13D	Page 4 of 8

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.01 per share (the “Common Stock”), of Inland Real Estate Corporation, a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2901 Butterfield Road, Oak Brook, Illinois 60523.

Item 2.	Identity and Background.

(a) This Statement is filed jointly by (i) DRA Growth and Income Fund VIII, LLC (“Parent”), (ii) DRA Growth and Income Fund VIII (A), LLC (“Fund VIIIA” and together with Parent, the “Parent Parties”) and (iii) Manageco VIII LLC (“Manageco”) (the foregoing, collectively, the “Reporting Persons and each a “Reporting Person”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) – (c) The Reporting Persons are each a limited liability company. The address of the principal office of each of the Reporting Persons is 220 East 42nd Street (27th Floor), New York, NY 10017. The principal business of the Parent Parties is investing in commercial properties. The principal business of Manageco consists of performing the functions of, and serving as, the Manager of the Parent Parties.

(d) – (f) None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any persons listed on Schedule A hereto, have, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

The Reporting Persons were each established under the laws of the State of Delaware.

The name, business address, citizenship and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer of Manageco are set forth in Schedule A hereto, and are incorporated herein by reference. The other Reporting Persons have no executive officers.

Item 3.	Source and Amounts of Funds or other Consideration.

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement described in Item 4 of this Statement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreement by the Parent Parties and the Stockholders (as defined below). The Reporting Persons have not paid any consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement described in Item 4 of this Statement.

Item 4.	Purpose of Transaction.

On December 14, 2015, the Parent Parties entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Midwest Retail Acquisition Corp., a Maryland corporation and an indirect wholly owned subsidiary of the Parent Parties (“Merger Sub”). The Merger Agreement provides for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly owned subsidiary of the Parent Parties (the “Surviving Entity”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time

CUSIP No. 457461200	SCHEDULE 13D	Page 5 of 8

of the Merger (the “Effective Time”), each outstanding share of Common Stock will be converted into the right to receive $10.60 in cash without any interest thereon (the “Merger Consideration”), upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the Maryland General Corporation Law.

The Merger Agreement provides that any options to purchase shares of Common Stock that are outstanding and unexercised at the Effective Time will be deemed fully vested and will be converted into the right to receive (a) the number of shares of Common Stock underlying such option, times (b) the Merger Consideration, less (c) the per share exercise price of such option. The Merger Agreement also provides that, immediately prior to the Effective Time, the vesting of each share of Issuer restricted stock will be accelerated, and each such share will be converted into the right to receive the Merger Consideration, less any amounts payable upon such acceleration to satisfy any applicable income and employment withholding taxes.

The Merger Agreement provides that Parent will cause the Surviving Entity to exercise its special optional redemption right with respect to the Issuer’s issued and outstanding 8.125% Series A Cumulative Redeemable Preferred Stock and 6.95% Series B Cumulative Redeemable Preferred Stock within 15 days after the closing of the Merger.

The Merger Agreement also includes covenants requiring the Issuer not to solicit, or enter into discussions with third parties relating to, alternative business combination transactions during the period between the execution of the Merger Agreement and the Effective Time, subject to fulfillment of the directors’ duties under applicable law, and, subject to certain exceptions, not to withdraw, qualify, modify or amend in a manner adverse to Parent the recommendation of the Board that the Issuer’s stockholders vote to approve the Merger.

The Merger Agreement provides that, in connection with the termination of the Merger Agreement, under specified circumstances, the Issuer may be required to pay to Parent a termination fee of $30,000,000 and/or reimburse Parent’s transaction expenses in an amount not exceeding $5,000,000. Additionally, the Merger Agreement provides that, in connection with the termination of the Merger Agreement, under specified circumstances, Parent may be required to pay to the Issuer a termination fee of $100,000,000.

Consummation of the Merger is subject to various conditions, including, among other things, the approval by the Issuer’s stockholders of the Merger, and the absence of any law, order or injunction prohibiting the consummation of the Merger. Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the other party’s representations and warranties (subject to customary qualifications) and the other party’s material compliance with its covenants and agreements contained in the Merger Agreement.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is incorporated by reference as Exhibit 1 hereto and is incorporated herein by reference.

In connection with the Merger Agreement, Daniel L. Goodwin, IMIC Stock Holding Corporation, The Inland Group, Inc., Eagle I Financial Corp., Inland Investment Stock Holding Corporation and Partnership Ownership Corporation (collectively, the “Stockholders”) have entered into a voting agreement with the Parent Parties (the “Voting Agreement”), pursuant to which they have agreed to vote his or its shares of Common Stock subject to the Voting Agreement (the aggregate of such shares of Common Stock held by the Stockholders, the “Subject Shares”) in favor of the Merger and the other transactions contemplated by the Merger Agreement and against certain other actions specified in the Voting Agreement, upon the terms and subject to the conditions set forth in the Voting Agreement. In addition, each of the Stockholders granted an irrevocable limited proxy (the “Proxy”) to Parent to vote their respective shares of Common Stock in accordance with the terms of the Voting Agreement. Pursuant to the Voting Agreement, the

CUSIP No. 457461200	SCHEDULE 13D	Page 6 of 8

Stockholders also agreed to certain transfer restrictions with respect to the Subject Shares. The Voting Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement. The Proxy will terminate upon the termination of the Voting Agreement. The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed herewith as Exhibit 2 and is incorporated herein by reference.

If the Merger is completed, the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Entity and the officers of the Issuer immediately prior to the Effective Time will be the officers of the Surviving Entity. Upon the consummation of the Merger, the shares of Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and the Parent Parties will cause them to be deregistered. In addition, the Parent Parties will cause the shares of Common Stock to be delisted from the New York Stock Exchange.

The Merger Agreement and the transactions contemplated thereby, including completion of the Merger, could result in some or all of the events referred in items (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters referred to in items (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As a result of the delivery to the Reporting Persons on January 21, 2016 of the Voting Agreement, dated as of December 14, 2015, the Reporting Persons may be deemed to have acquired beneficial ownership of 11,819,361 shares of Common Stock (includes options to purchase 3,000 shares that are exercisable within 60 days of December 14, 2015) which are either owned directly by the Stockholders or over which the Stockholders have the power to vote or dispose. Such 1,819,361 shares of Common Stock represent approximately 11.7% of the outstanding shares of Common Stock based upon 100,597,813 shares of Common Stock outstanding as of December 8, 2015 (as represented by the Issuer in the Merger Agreement).

Other than the Subject Shares, which may be deemed to be beneficially owned by the Reporting Persons as a result of the execution of the Voting Agreement, the Reporting Persons do not beneficially own any other shares of Common Stock, and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto beneficially own any shares of Common Stock.

See the description set forth in Item 4 of this Statement, which is incorporated herein by reference.

The Reporting Persons may be deemed to share with the Stockholders the power to vote, or to direct the vote of, the Subject Shares constituting approximately 11.7% of the voting power of the Issuer (or 11,819,361 shares of Common Stock based upon 100,597,813 shares of Common Stock outstanding as of December 8, 2015 (as represented by the Issuer in the Merger Agreement)) solely with respect to those matters described in Item 4 of this Statement and in the Voting Agreement.

The Reporting Persons may also be deemed to share with the Stockholders the power to dispose, or direct the disposition, of the Subject Shares solely to the extent the Voting Agreement restricts the ability of the Stockholders to transfer the Subject Shares, as more fully described in Item 4 of this Statement and in the Voting Agreement.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section

CUSIP No. 457461200	SCHEDULE 13D	Page 7 of 8

13(d)(3) of the Exchange Act) with the Stockholders and, pursuant to Rule 13d-4 under the Exchange Act, hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Stockholders or any of their affiliates including, without limitation, the Subject Shares. The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Exchange Act, or otherwise

(c) Except as set forth in Item 4, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A hereto, have effected any transactions in the shares of Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no person (other than the Stockholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A hereto, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries other than the Merger Agreement and the Voting Agreement.

The description of the Merger Agreement and the Voting Agreement in Item 4 of this Statement is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of December 14, 2015, by and among Inland Real Estate Corporation, DRA Growth and Income Fund VIII, LLC, DRA Growth and Income Fund VIII (A), LLC, and Midwest Retail Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Inland Real Estate Corporation on December 15, 2015).

Exhibit 2	Voting Agreement, dated as of December 14, 2015, by and among Daniel L. Goodwin, the stockholders of Inland Real Estate Corporation party thereto, DRA Growth and Income Fund VIII, LLC and DRA Growth and Income Fund VIII (A), LLC.

Exhibit 3	Joint Filing Agreement.

CUSIP No. 457461200	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 22, 2016	DRA GROWTH AND INCOME FUND VIII, LLC

	By:	Manageco VIII LLC, its managing member

/s/David Luski
David Luski, President

DRA GROWTH AND INCOME FUND VIII, LLC

By:	Manageco VIII LLC, its managing member

/s/David Luski
David Luski, President

MANAGECO VIII LLC

/s/David Luski
David Luski, President

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of December 14, 2015, by and among Inland Real Estate Corporation, DRA Growth and Income Fund VIII, LLC, DRA Growth and Income Fund VIII (A), LLC, and Midwest Retail Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Inland Real Estate Corporation on December 15, 2015).

2	Voting Agreement, dated as of December 14, 2015, by and among Daniel L. Goodwin, the stockholders of Inland Real Estate Corporation party thereto, DRA Growth and Income Fund VIII, LLC and DRA Growth and Income Fund VIII (A), LLC.

3	Joint Filing Agreement.

Schedule A

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer of Manageco VIII LLC (the manager of each of the Parent Parties) is set forth below:

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
David Luski President of Manageco	President and Chief Executive Officer DRA Advisors LLC 220 East 42nd Street (27th Floor) New York, NY 10017
Paul McEvoy Senior Vice President and Assistant Secretary of Manageco	Senior Managing Director DRA Advisors LLC 220 East 42nd Street (27th Floor) New York, NY 10017
Jean Marie Apruzzese Vice President and Secretary of Manageco	Managing Director and Chief Operating Officer DRA Advisors LLC 220 East 42nd Street (27th Floor) New York, NY 10017
Andrew E. Peltz Vice President and Assistant Secretary of Manageco	Managing Director DRA Advisors LLC 220 East 42nd Street (27th Floor) New York, NY 10017
Brian T. Summers Vice President and Treasurer of Manageco	Managing Director and Chief Financial Officer DRA Advisors LLC 220 East 42nd Street (27th Floor) New York, NY 10017
David P. Gray Vice President of Manageco	Managing Director DRA Advisors LLC 220 East 42nd Street (27th Floor) New York, NY 10017
Valla Brown Vice President of Manageco	Director of Asset Management DRA Advisors LLC 220 East 42nd Street (27th Floor) New York, NY 10017
Jason Borreo Vice President of Manageco	Director of Portfolio Management DRA Advisors LLC 220 East 42nd Street (27th Floor) New York, NY 10017

The business address of each person listed above is c/o DRA Advisors LLC, 220 East 42nd Street (27th Floor), New York, NY 10017. DRA Advisors LLC is an investment advisor specializing in real estate investment and management services for institutional and private investors.

Each person identified above is a United States citizen.